Exhibit 99.1

Jianzhi Education Technology Group Company Limited Reports First Half 2024 Financial Results

BEIJING, September 26, 2024 (GLOBE NEWSWIRE) -- Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced its financial results for the first half of 2024.

FIRST SIX MONTHS OF 2024 FINANCIAL RESULTS

The following table sets forth a summary of our (including the VIEs’) consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total income from us and the VIEs. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except for share, per share data and percentages)
Net revenues	280,606	100.0	209,303	28,801	100.0
Cost of revenues	(256,661)	(91.5)	(167,646)	(23,069)	(80.1)
Gross profit	23,945	8.5	41,657	5,732	19.9

Operating expenses:
Sales and marketing expenses	(3,944)	(1.4)	(2,460)	(339)	(1.1)
General and administrative expenses	(9,582)	(3.4)	(10,513)	(1,446)	(5.1)
Research and development expenses	(4,412)	(1.6)	(3,122)	(430)	(1.5)
I	—	—
Impairment of education contents	(97,332)	(34.7)	—	—	—
Total operating expenses	(115,270)	(41.1)	(16,095)	(2,215)	(7.7)
(Loss) income from operations	(91,325)	(32.6)	25,562	3,517	12.2

Other loss:
Total other loss, net	(14)	(0.0)	(292)	(40)	(0.1)
(Loss) income before income tax	(91,339)	(32.6)	25,270	3,477	(12.1)
Income tax (expense) benefits	(2,239)	(0.8)	2,353	324	1.1
Net (loss) income	(93,578)	(33.4)	27,623	3,801	13.2

Net Revenues

Our and the VIEs’ revenue decreased by 25.4% from RMB280.6 million for the six months ended June 30, 2023 to RMB 209.3 million (US$28.8 million) for the six months ended June 30, 2024. This decrease was primarily driven by the net effects of a decrease of RMB53.4 million in net revenues from the provision of IT related solution services, and a decrease of RMB17.9 million in revenue generated from educational content services and other services.

●	Educational content service and other services. Net revenue from the educational content service and other services decreased by RMB17.9 million from RMB28.5 million for the six months ended June 30, 2023 to RMB10.6 million (US$1.5 million) for the six months ended June 30, 2024.

A decrease of revenues by RMB16.5 million (US$2.3 million) in Fish Learning. Such decrease in revenues were primarily because we did not provide new and attractive contents on the platform leading to decreased subscriptions form end customers

●	IT related solution services. Net revenue from IT related solution services decreased by RMB53.4 million (US$7.3 million), or 21.2% from RMB 252.1 million for the six months ended June 30, 2023 to RMB 198.7 million (US$27.3 million) for the six months ended June 30, 2024. The decrease was primarily caused by a decrease in customer orders for design and development of customized IT system, and procurement and assembling of equipment.

Cost of Revenues

Our and the VIEs’ cost of revenue decreased by 34.7% from RMB256.7 million for the six months ended June 30, 2023 to RMB 167.6 million (US$23.1 million) for the six months ended June 30, 2024. The decrease of cost of revenues was primarily attributable to the decrease of RMB27.4 million in amortization of educational contents as we impaired educational contents in the year of 2023, and decrease of RMB57.7 million in purchase of IT equipment for IT related solution services, partially offset by an increase of RMB14.7 million in material costs used for educational content service and other services with decreased subscriptions from end customers and decreased orders from high schools. Compared with the decrease in revenues growth, the higher percentage of decrease in cost of revenues was mainly attributable to the higher gross profit we earned from IT solution services in the first half of 2024 as compared with the same period of 2023.

Gross Profit

As a result of the foregoing, our and the VIEs’ reported a gross profit of RMB 23.9 million and RMB 41.7 million (US$5.7 million) for the six months ended June 30, 2023 and 2024, respectively. Our and the VIEs’ gross profit margin changed from negative 8.5% for the six months ended June 30, 2023 to 19.9% for the six months ended June 30, 2024. The change was mainly due to an increase in the gross profits margin for IT related solution services for the six months ended June 30, 2024, because we were primarily engaged in IT design and development services for customers in the first half of 2024, as compared with procurement and assembling equipment projects in the same period of 2023. The profit margin was higher in IT design and development services than procurement and assembling equipment projects.

Operating income (expenses)

Our and the VIEs’ total operating expenses changed from RMB115.3 million for the six months ended June 30, 2023 to operating income of RMB16.1 million (US$2.2 million) for the six months ended June 30, 2024.

Sales and Marketing Expenses: Our and the VIEs’ sales and marketing expenses decreased from RMB3.9 million for the six months ended June 30, 2023 to RMB2.5 million (US$0.3 million) for the six months ended June 30, 2024. This increase was mainly driven by a decrease of RMB 1.9 million in service fees which was caused by decrease of educational content services, partially offset by an increase of RMB 0.2 million in marketing expenses.

General and Administrative Expenses: Our and the VIEs’ general and administrative expenses decreased from RMB9.6 million for the six months ended June 30, 2023 to RM10.5 million (US$1.4 million) for the six months ended June 30, 2024. This decrease was primarily due to a decrease of RMB0.6 million in professional expenses.

Research and Development Expenses: Our and the VIEs’ research and development expenses decreased from RMB4.4 million for the six months ended June 30, 2023 to RMB3.1 million (US$0.4 million) for the six months ended June 30, 2024. This decrease was mainly driven by a decrease of RMB 0.8 million in payroll and welfare expenses, and a decrease of RMB0.2 million in outsourced labor costs, because the VIEs further reduced its expenditures on development of new educational contents.

Impairment of impairment of other non-current assets: For the years ended December 31, 2023 and 2024, we and the VIEs provide impairment of non-current assets, including educational contents. The details were as the following:

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(in thousands)

Impairment of education contents	(97,332,087)	—	—
Total	(97,332,087)	—	—

Impairment of education contents: For the six months ended June 30, 2023 and 2024, we and the VIEs assessed that our current software and technology would not support newly purchased educational contents. We and the VIEs charged impairment of RMB 97.3 million and RMB nil against software and technology, respectively.

Income tax benefit (expenses)

We and the VIEs reported income tax expenses of RMB2.2 million for the six months ended June 30, 2023 and income tax benefits of RMB2.4 million for the six months ended June 30, 2024. Because our profit-generating subsidiaries and VIE’s subsidiaries utilized net operating loss carried forwards in 2023.

Net income (loss)

As a result of the foregoing, we and the VIEs reported net loss of RMB93.6 million and net income RMB27.6 million (US$5.8 million) for the six months ended June 30, 2023 and 2024, respectively.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Janice Wang

Wealth Financial Services LLC

Phone: +86 13811768559

+1 628 283 9214

Email: services@wealthfsllc.com

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
		(unaudited)	(unaudited)
Assets
Current assets:
Cash	18,175,959	13,115,287	1,804,724
Accounts receivable, net	4,912,020	76,240,194	10,491,000
Amount due from related parties	2,172,565	1,115,565	153,507
Short-term prepayments	77,950,037	1,965,969	270,526
Short-term investments	4,223,894	7,648,722	1,052,499
Prepaid expenses and other current assets	14,914,484	10,534,089	1,449,538
Total current assets	122,348,959	110,619,826	15,221,794

Non-current assets:
Right-of-use assets, net	7,604,933	5,903,758	812,384
Deferred tax assets, net	11,226,164	13,518,156	1,860,160
Property and equipment, net	213,369	183,032	25,186
Intangible assets, net	1,257,860	1,106,916	152,317
Other non-current assets	219,416	176,949	24,349
Long-term prepayments	8,815,919	18,059,668	2,485,093
Total non-current assets	29,337,661	38,948,479	5,359,489
Total assets	151,686,620	149,568,305	20,581,283

Liabilities
Current liabilities:
Accounts payable	11,524,904	66,456,088	9,144,662
Contract liabilities	86,731,977	13,108,638	1,803,809
Salary and welfare payable	3,170,255	1,962,572	270,059
Income taxes payable	4,474,575	2,603,097	358,198
Value added tax (“VAT”) and other tax payable	2,198,217	4,315,792	593,873
Other payables	3,506,282	1,873,102	257,747
Lease liabilities, current	3,482,876	3,027,011	416,531
Amount due to related parties	47,505,624	480,902	66,174
Total current liabilities	162,594,710	93,827,202	12,911,053

Non-current liabilities:
Deferred tax liabilities	2,274,256	2,336,341	321,491
Lease liabilities, non-current	4,035,598	2,790,522	383,989
Total non-current liabilities	6,309,854	5,126,863	705,480
Total liabilities	168,904,564	98,954,065	13,616,533

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
		(unaudited)	(unaudited)
Commitments and contingencies

Shareholders’ (deficit) equity
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 121,110,000 and 121,110,000 issued and outstanding as of December 31, 2023 and June 30, 2024)	77,747	77,747	12,111
Additional paid-in capital	238,567,906	278,748,454	39,129,453
Statutory reserves	23,557,710	23,557,710	3,318,034
Accumulated deficit	(291,805,140)	(264,741,760)	(37,375,863)
Accumulated other comprehensive income	6,096,465	6,124,383	938,739
Total Jianzhi Education Technology Group Company Limited’s shareholders’ (deficit) equity	(23,505,312)	43,766,534	6,022,474
Noncontrolling interests	6,287,368	6,847,706	942,276
Total shareholders’ (deficit) equity	(17,217,944)	50,614,240	6,964,750
Total liabilities and shareholders’ (deficit) equity	151,686,620	149,568,305	20,581,283

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares and per share data)

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net revenues	280,606,379	209,303,030	28,801,055
Cost of revenues	(256,660,584)	(167,646,023)	(23,068,861)
Gross profit	23,945,795	41,657,007	5,732,194

Operating expenses:
Sales and marketing expenses	(3,943,550)	(2,459,869)	(338,489)
General and administrative expenses	(9,581,756)	(10,513,568)	(1,446,722)
Research and development expenses	(4,412,218)	(3,121,624)	(429,550)
Impairment of intangible assets	(97,332,087)	—	—
Total operating expenses	(115,269,611)	(16,095,061)	(2,214,761)
(Loss) income from operations	(91,323,816)	25,561,946	3,517,433

Other income (expenses):
Investment income	60,649	13,739	1,891
Interest expenses, net	(701,899)	(467,320)	(64,305)
Other (expenses) income, net	(16,781)	22,641	3,116
Government grants	643,646	139,236	19,160
Total other expenses, net	(14,385)	(291,704)	(40,138)

(Loss) income before income tax	(91,338,201)	25,270,242	3,477,295

Income tax (expense) benefits	(2,238,882)	2,353,476	323,849
Net (loss) income	(93,577,083)	27,623,718	3,801,144
Net (loss) income attributable to noncontrolling interests	(2,885,241)	560,338	77,105
Net (loss) income attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	(90,691,842)	27,063,380	3,724,039

Net (loss) income	(93,577,083)	27,623,718	3,801,144
Other comprehensive (loss) income:
Foreign currency translation adjustments	830,133	27,918	3,842
Total comprehensive (loss) income	(92,746,950)	27,651,636	3,804,986
Net comprehensive (loss) income attributable to noncontrolling interests	(2,885,241)	560,338	77,105
Comprehensive (loss) income attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	(89,861,709)	27,091,298	3,727,881

(Loss) earnings per share – Basic and diluted	(0.75)	0.22	0.03

Weighted average number of shares - Basic and diluted	121,100,000	121,110,000	121,110,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	Jianzhi Education Technology Group Company Limited shareholders’ equity
					Retained	Accumulated
			Additional		Earnings	other	Non	Total
	Ordinary shares		paid-in	Statutory	(Accumulated	comprehensive	controlling	shareholders’
	Shares*	Amount	capital	reserves	Deficit)	income	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	121,110,000	77,747	242,093,942	23,599,304	81,822,029	2,520,630	16,237,810	366,351,462
Net loss	—	—	—	—	(90,691,842)	—	(2,885,241)	(93,577,083)
Foreign currency translation adjustments	—	—	—	—	—	830,133	—	830,133
Balance at June 30, 2023	121,110,000	77,747	242,093,942	23,599,304	(8,869,813)	3,350,763	13,352,569	273,604,512

Balance at December 31, 2023	121,110,000	77,747	238,567,906	23,557,710	(291,805,140)	6,096,465	6,287,368	(17,217,944)
Waive of liabilities due by related parties	—	—	40,180,548	—	—	—	—	40,180,548
Net income	—	—	—		27,063,380	—	560,338	27,623,718
Foreign currency translation adjustments	—	—	—	—	—	27,918	—	27,918
Balance at June 30, 2024	121,110,000	77,747	278,748,454	23,557,710	(275,779,496)	6,124,383	6,847,706	50,614,240
Balance at June 30, 2024 in US$		12,111	39,129,453	3,318,034	(37,375,863)	938,739	942,276	6,964,750

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net cash (used in) provided by operating activities	(7,630,383)	10,944,793	1,506,046

Cash flows from investing activities:
Purchase of short-term investments	(20,000,000)	(5,800,000)	(798,107)
Proceeds from redemption of short-term investment	20,000,000	2,375,172	326,835
Purchase of property and equipment	(319,309)	—	—
Return of deposits for property and equipment	—	1,803,140	248,120
Repayment of loans from a related party	—	—
Purchase of educational contents	(19,184,980)	(13,445,345)	(1,493,918)
Loans made to a third party	(13,851,828)	—	—
Repayment of loans from a third party	3,100,833	—	—
Repayment of loans from a related party	137,814	200,998	27,658
Net cash used in investing activities	(30,117,470)	(14,866,035)	(2,045,635)

Cash flows from financing activities:
Repayment to related parties	(13,257)	(499,842)	(68,781)
Net cash used in financing activities	(13,257)	(499,842)	(68,781)

Effect of exchange rate changes on cash held in foreign currencies	1,332,362	(639,588)	(88,001)

Net decrease in cash	(36,428,748)	(5,060,672)	(696,371)
Cash at beginning of the period	65,055,278	18,175,959	2,501,095
Cash at end of the period	28,626,530	13,115,287	1,804,724

Supplemental disclosures of cash flows information:
Cash paid for income taxes	—	130,244	17,922
Cash paid for interest expenses	—	—	—

Non-cash Investing and Financing activities:
Waive of liabilities due by shareholders	—	40,180,548	5,529,027
Right-of-use assets obtained in exchange for operating lease liabilities	8,943,892	5,817,299	800,487

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Jianzhi Education Technology Group Company Limited (The “Company”) was incorporated in the Cayman Islands and registered as an exempted company with limited liability under the Companies Law of the Cayman Islands on March 12, 2018.

As of June 30, 2024, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

	Place and date of incorporation/	Percentage of ownership/interest/ voting rights		Issued and fully paid ordinary
Name	establishment	Directly	Indirectly	share capital	Principal activities
Jianzhi Education Group Company Limited	British Virgin Islands (“BVI”), limited liability company March 20, 2018	100%	—	USD1	Investment holding
Jianzhi Education Technology (HK) Company Limited (“Jianzhi HK”)	Hong Kong, limited liability company April 3, 2018	—	100% owned by Jianzhi Education (BVI)	HKD1	Investment holding
Jianzhi Inc.	USA, limited liability company November 2 2022	—	100% owned by Jianzhi Education (BVI)	USD1	Investment holding
HongKong Sentu Education Technology Ltd. (“Sentu HK”)	Hong Kong, November 14, 2016	—	100% owned by Jianzhi Education (HK)	HKD10,000,000	Provision of training service
Jianzhi Century Technology (Beijing) Co., Ltd.	PRC, April 17, 2018	—	100% owned by Jianzhi Education (HK)	HKD10,000,000	Provision of technical and management consultancy services
Beijing Sentu Lejiao Information Technology Co., Ltd (“Sentu Lejiao”)	PRC, June 13, 2016		100% owned by Jianzhi Beijing	RMB10,000,000	Provision of IT related solution service
Sentu Shuzhi Technology (Beijing) Co., Ltd (“Sentu Shuzhi”)	PRC, June 2, 2021		100% owned by Sentu Lejiao	—	Provision of IT related solution service
Beijing Sentu Education Technology Co., Ltd.(“Beijing Sentu”)	PRC, May 27, 2011		Contractual arrangements	RMB26,100,000	Provision of educational content and IT related solution services
Shanghai Ang’you Internet Technology Co., Ltd.	PRC, January 11, 2016	—	51.2% owned by Beijing Sentu	RMB10,500,000	Provision of mobile media services and educational content
Guangzhou Xingzhiqiao Information Technology Co., Ltd.	PRC, May 6, 2011		100% owned by Beijing Sentu	RMB1,000,000	Provision of mobile media services
Sentu Guoxin Education Technology (Beijing) Co., Ltd (“Sentu Guoxin”)	PRC, December 5, 2016		70% owned by Beijing Sentu	RMB2,000,000	Provision of technology, education consultancy (excluding agent services) services
Guangzhou Lianhe Education Technology Co., Ltd	PRC, September 28, 2016	—	100% owned by Guangzhou Xingzhiqiao	RMB300,000	Provision of mobile media services and educational content
Wuhan Crossboarder Information Co., Ltd.	PRC, December 2, 2022		51% owned by Sentu Guoxin	RMB nil	Provision of technology, education consultancy (excluding agent services) services

Dissolution of a subsidiary

In the second half of 2023, the Company’s board of directors approved dissolution of Sentu Guoxin Education Technology (Beijing) Co., Ltd (“Sentu Guoxin”), over which the Company owned 70% equity interest. Upon the dissolution of Sentu Guoxin, the Company would continue to focus on provision of educational content and IT related solution services. The management believed the deconsolidation does not represent a strategic shift, in both operating and financing aspects, because it is not changing the way it is running its business. The Company has not shifted the nature of its operations or the major geographic market area. The management believed the deconsolidation of does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The deconsolidation is not accounted as discontinued operations in accordance with ASC 205-20.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

In February 2024, the Company changed the ratio of its American Depositary Shares (“ADSs”) from current one (1) ADS representing two (2) ordinary shares to one (1) ADS representing six (6) ordinary shares(the “ADS Ratio Change”). For Jianzhi’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-three reverse ADS split. Each ADS holder of record at the close of business on the date when the ADS Ratio Change is effective will be required to surrender and exchange every three (3) existing ADSs then held for one (1) new ADS. The Bank of New York Mellon, as the depositary bank for Jianzhi’s ADSs, will arrange for the exchange of the current ADSs for the new ones. Jianzhi’s ADSs will continue to be traded on the Nasdaq Stock Exchange under the symbol “JZ.”

VIE arrangements

The Company and its subsidiaries, VIE and VIE’s subsidiaries are under the control of Ms. Wang Peixuan (“Ms. Wang”), of which Ms. Wang effectively owns 54.78% interests in Beijing Sentu. In preparation for listing in a stock market of the United States of America, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries as a group underwent a reorganization through entering into various contractual arrangements (the “Contractual Arrangements”), which, effective from June 26, 2018, between Jianzhi Beijing, Beijing Sentu and their respective equity holders (the “Corporate Reorganization”) due to regulatory restrictions on foreign ownership in the radio and television program production and operation business and value-added telecommunications business in the PRC. The described contractual arrangements are as follows:

●	Exclusive Business Cooperation Agreement. Pursuant to the Exclusive Business Cooperation Agreement, Beijing Sentu is obliged to pay service fee to Jianzhi Beijing for the exclusive services such as technical services, Internet support, business consulting, marketing consulting, system integration, product development and system maintenance. The service fee shall consist of 100% of the profit before tax of Beijing Sentu, after the deduction of all costs, expenses, taxes and other fee required under PRC laws and regulations. Beijing Sentu agrees not to accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the Exclusive Business Cooperation Agreement with any third party, except with the prior written consent of Jianzhi Beijing. Beijing Sentu has unconditionally and irrevocably authorized Jianzhi Beijing or its designated person as its agent to (i) sign any necessary documents with third parties (including but not limited to customers and suppliers) on behalf of Beijing Sentu; and (ii) to handle all necessary documents and matters which will enable Jianzhi Beijing to exercise all or part of its rights under the Exclusive Business Cooperation Agreement on behalf of Beijing Sentu. And Jianzhi Beijing shall have exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by itself and Beijing Sentu. The Exclusive Business Cooperation Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Business Cooperation Agreement; or (ii) the entire equity interests held by Registered Shareholders in Beijing Sentu have been transferred to Jianzhi Beijing or its designated person.

●	Exclusive Call Option Agreement. Pursuant to the Exclusive Call Option Agreement, the Registered Shareholders have unconditionally and irrevocably granted Jianzhi Beijing or its designated purchaser the right to purchase all or part of their equity interests in Beijing Sentu (“Equity Call Option”). The purchase price payable by Jianzhi Beijing in respect of the transfer of equity interests upon exercise of the Equity Call Option shall be the higher of (a) the lowest price permitted under PRC laws and regulations or (b) the capital contribution in relation to the equity interests. Jianzhi Beijing or its designated purchaser shall have the right to purchase such proportion of equity interests in Beijing Sentu as it decides at any time. The Registered Shareholders shall return any amount of purchase price they received in the event that Jianzhi Beijing acquires the equity interests in Beijing Sentu.

The Registered Shareholders and Beijing Sentu have jointly and severally further undertaken to Jianzhi Beijing that, without the prior written consent of Jianzhi Beijing, they shall not (i) in any manner supplement, change or amend the constitutional documents of Beijing Sentu, increase or decrease its share capital, or change the structure of its registered capital in other manner; (ii) sell, pledge, transfer or otherwise dispose of any assets, business or lawful revenue or create encumbrance over Beijing Sentu; (iii) incur, inherit, guarantee or assume any debt, except for debts incurred in the ordinary course of business other than payables incurred by a loan and for debts disclosed to and agreed in writing by Jianzhi Beijing; (iv) cause Beijing Sentu to execute any material contract with a value above RMB100,000, except the contracts executed in the ordinary course of business; (v) cause Beijing Sentu to provide any person with any loan, credit or guarantee; (vi) cause or permit Beijing Sentu to merge, consolidate with, acquire or invest in any person, or sell assets of Beijing Sentu with a value above RMB100,000; (vii) cause Beijing Sentu to enter into any transaction which may have substantial impact on the assets, liabilities, business operation, shareholding structure and other legal rights of Beijing Sentu, except the contracts executed in the ordinary course of business; and (viii) in any manner distribute dividends to their shareholders, provided that upon the written request of Jianzhi Beijing, Beijing Sentu shall immediately distribute all distributable profits to its shareholders.

The Exclusive Call Option Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Call Option Agreement or any other supplemental agreements; or (ii) the entire equity interests held by Registered Shareholders in Beijing Sentu have been transferred to Jianzhi Beijing or its designated person.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

●	Exclusive Assets Option Agreement. Pursuant to the Exclusive Assets Option Agreement, Beijing Sentu unconditionally and irrevocably granted an exclusive option to Jianzhi Beijing or its designated person to purchase all or any of its assets at the higher price of (a) the lowest price permitted under PRC laws and regulations or (b) the net book value of the assets. Jianzhi Beijing shall have absolute discretion as to when and in what manner to exercise the option to purchase assets of Beijing Sentu permitted by PRC laws and regulations. The Exclusive Assets Option Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Assets Option Agreement or any other supplemental agreements; or (ii) the entire equity interests held by Registered Shareholders in Beijing Sentu have been transferred to Jianzhi Beijing or its designated person.

●	Voting Rights Proxy Agreement. Pursuant to the Voting Rights Proxy Agreement, each of the Registered Shareholders, unconditionally and irrevocably appoints Jianzhi Beijing, the authorized director and successor of Jianzhi Beijing or any liquidator replacing the director of Jianzhi Beijing (but excluding those who are shareholders of Beijing Sentu or who may give rise to conflict of interests) to exercise such shareholder’s rights in Beijing Sentu in accordance with PRC laws and the articles of Beijing Sentu, including without limitation to, the rights to (i) convene and participate in shareholders meetings; (ii) present proposed resolutions to the shareholders meetings; (iii) exercise the voting rights and adopt and execute resolutions, on matters to be discussed and resolved at shareholders meetings; (iv) nominate and appoint the legal representative (chairman of the board of directors), director(s), supervisor(s), chief executive officer (or general manager) and other senior management; (v) instruct the director(s) and legal representative of Beijing Sentu, as the case may be, to act in accordance with the instruction of Jianzhi Beijing; and (vi) set up the liquidation group and exercise all the rights the liquidation group may have during the liquidation period when Beijing Sentu encounters winding up, liquidation or dissolution.

●	Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement, each of the Registered Shareholders unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interests in Beijing Sentu together with all related rights thereto to Jianzhi Beijing as security for performance of the Contractual Arrangements and all direct, indirect or consequential damages and foreseeable loss of interest incurred by Jianzhi Beijing as a result of any event of default on the part of the Registered Shareholders, Beijing Sentu and all expenses incurred by Jianzhi Beijing as a result of enforcement of the obligations of the Registered Shareholders and/or Beijing Sentu under the Contractual Arrangements. Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), Jianzhi Beijing shall have the right to (i) require the Registered Shareholders to immediately pay any amount payable under the Contractual Arrangements; or (ii) to exercise all such rights as a secured party under any applicable PRC law and the Equity Pledge Agreement, including without limitations, being paid in priority with the equity interests.

The said equity pledge under the Equity Pledge Agreement takes effect upon the completion of registration with relevant administrative department of industry and commerce and shall remain valid until after all the contractual obligations of the Registered Shareholders and Beijing Sentu under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Registered Shareholders and/or Beijing Sentu under the relevant Contractual Arrangements have been fully paid.

The Company believes that Beijing Sentu is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in Beijing Sentu no longer have the characteristics of a controlling financial interest, and the Company, through Jianzhi Beijing, is the primary beneficiary of Beijing Sentu and controls Beijing Sentu’s operations. Accordingly, Beijing Sentu has been consolidated as a deemed subsidiary into the Company as a reporting company under ASC 810.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of Beijing Sentu which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with Beijing Sentu reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Beijing Sentu. Jianzhi Beijing is obligated to absorb a majority of the loss from Beijing Sentu activities and receive a majority of Beijing Sentu’s expected residual returns. In addition, Beijing Sentu’s shareholders have pledged their equity interest in Beijing Sentu to Jianzhi Beijing, irrevocably granted Jianzhi Beijing an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in Beijing Sentu and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Jianzhi Beijing. Under the accounting guidance, the Company is deemed to be the primary beneficiary of Beijing Sentu and the financial positions, the operating results and cash flows of Beijing Sentu and Beijing Sentu’s subsidiaries are consolidated in the Company for financial reporting purposes.

Additionally, pursuant to ASC 805, as the Company and Beijing Sentu are under the common control, the corporate reorganization was accounted for in a manner similar to a pooling of interests. As a result, the Company’s historical amounts in the accompanying unaudited condensed consolidated financial statements give retrospective effect to the Corporate Reorganization, whereby the assets and liabilities of the Beijing Sentu and its subsidiaries are reflected at the historical carrying values and their operations are presented as if the Corporate Reorganization had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

The carrying amounts of the assets, liabilities and the results of operations of the VIE and VIE’s subsidiaries included in the Company’s unaudited condensed consolidated balance sheets and statements of operations and comprehensive (loss) income, which are prepared before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and the Company and its subsidiaries, are as follows:

	December 31, 2023	June 30, 2024
	RMB	RMB
Assets
Current assets:
Cash	2,697,832	5,129,659
Accounts receivable, net	1,718,155	2,406,891
Short-term prepayments	264,425	1,268,053
Short-term investments	4,223,894	7,648,722
Prepaid expenses and other current assets	8,653,231	3,857,183
Amount due from the Company and its subsidiaries*	—	26,244,547
Total current assets	17,557,537	46,555,055

Non-current assets:
Right-of-use assets, net	4,307,991	3,286,415
Deferred tax assets, net	10,157,608	9,859,200
Property and equipment, net	171,127	149,327
Long-term prepayments	181,132	—
Total non-current assets	14,817,858	13,294,941
Total assets	32,375,395	59,849,997

*	As of December 31, 2023 and June 30, 2024, amounts due from the Company and its subsidiaries represent the receivables that VIEs had with the Company and its consolidation subsidiaries, which would be eliminated upon consolidation.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

	December 31, 2023	June 30, 2024
	RMB	RMB
Liabilities
Current liabilities:
Accounts payable	6,099,637	6,584,349
Salary and welfare payable	1,333,666	632,710
Contract liabilities	14,013,525	12,213,016
Income taxes payable	1,073,181	1,314,371
Value added tax (“VAT”) and other tax payable	3,937,133	4,307,942
Other payables	1,877,474	1,636,339
Lease liabilities, current	—	1,740,530
Amount due to related parties	2,185,832	—
Amount due to the Company and its subsidiaries*	1,228,446	—
Total current liabilities	31,748,894	28,058,448

Non-current liabilities:
Deferred tax liabilities	1,326,092	1,371,111
Account payable to WFOE	2,080,868	1,459,658
Total non-current liabilities	3,406,960	2,830,769
Total liabilities	35,155,854	30,889,217

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB
Revenue	91,618,100	17,952,761
Net (loss) income	(83,941,158)	6,815,832

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB
Net cash (used in) provided by operating activities	(7,610,570)	8,429,649
Net cash used in investing activities	(18,527,776)	(5,997,820)
Net cash (used in) provided by financing activities	—	—

*	As of December 31, 2023 and June 30, 2024, amounts due to the Company and its subsidiaries represent the payables that VIEs had with the Company and its consolidation subsidiaries, which would be eliminated upon consolidation.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted net assets disclosed in Note 12. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in normal course of business.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and VIE’s subsidiaries in its consolidated financial statements as it may lose the ability to exert control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE and VIE’s subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation

The unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed financial information should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023. The results of income for the six months ended June 30, 2024 are not necessarily indicative of the results for the full years.

The unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries. All intercompany transactions and balances among the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Convenience Translation

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from Renminbi (“RMB”) into US dollars as of and for the six months ended June 28, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2672 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2024, or at any other rate.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net of allowance

Accounts receivable are amounts due from customers for goods delivered and services performed in the ordinary course of business and are recognized and carried at the original amount less an allowance for any potential uncollectible amounts. Accounts receivable balances are written off against allowances for doubtful accounts when they are determined to be uncollectible. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries generally do not require collateral from its customers.

On January 1, 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

For the six months ended June 30, 2023 and 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of operations and comprehensive (loss) income. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries assess collectability by reviewing accounts receivable on an individual basis because the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider historical collectability based on past due status, the age of the balances, credit quality of the customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Educational contents, net

Educational contents are the copyrights owned by WFOE, VIE and VIE’s subsidiary. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries engage external professional makers to produce educational contents and they also purchase educational contents along with licensed copyrights from external parties. Educational contents are initially recognized at cost. Educational content are amortized by using a straight-line method based on historical and estimated usage patterns. These estimates are periodically reviewed and adjusted, if appropriate.

Educational contents that have determinable lives continue to be amortized over their estimated useful lives as follows:

Produced educational content	5 years
Licensed copyrights	Shorter of the licensed period or projected useful life of the content

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries review unamortized educational content costs for impairment whenever events or circumstances indicate that the carrying value may not be fully recoverable or that the useful life is shorter than it was originally estimated.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries identify its contracts with customers and all performance obligations within those contracts. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries then determine the transaction price and allocates the transaction price to the performance obligations within the contracts with customers, recognizing revenue when, or as, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries satisfy its performance obligations. The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the revenue streams, and (2) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ financial position, results of operations, equity or cash flows as of the adoption date.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Revenue from educational content service and other services

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries embed the digital educational content into various web-based or mobile-based online learning platforms to provide comprehensive educational resources or other services to education institutions and individual customers through B2B2C model or B2C model. Specifically, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries primarily provide subscription service, licensing service and other services.

(i) Subscription revenue

VIE and VIE’s subsidiaries generate subscription revenue primarily through (a) selling subscriptions to online learning platforms, to higher education institutions and other institutional customers under a B2B2C model mainly through the platform of Sentu Academy; (b) offering subscriptions concerning educational content in mobile video packages directly to end users under a B2C model through the platforms such as Fish Learning or Light Class etc.

VIE and VIE’s subsidiaries’ contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per end-customers or educational content. Quantity of end-customers enrolled or courses provided is determined before rendering service. The subscription period for a majority of the educational content services is less than 12 months. Customers can access to the educational content anytime during the subscription period. The performance obligation is providing educational content database access and is satisfied over the subscription period. The revenue was recognized based on a straight-line basis over the subscription period. Subscription services cannot be cancelled and is not refundable after enrollment. All estimates are based on the historical experience, complete satisfaction of the performance obligation, and the management’s best judgment at the time the estimates are made. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (continued)

(ii) Licensing revenue

WFOE and its subsidiaries, VIE and VIE’s subsidiaries generate licensing revenue primarily through licensing select content copyrights to institutional customers based on their needs and preferences under a B2B2C model. Institutional licenses primarily include educational institutions and non-educational institutions, such as libraries, contractors of educational content and video platforms. Licensing, different from subscriptions to learning platforms, allows customers to store the licensed educational content to their system and allow their students/users to access such educational content directly through their own systems. The institutional customers pay for access by their respective students, faculty members or library patrons, as the case may be individuals and generally pay a one-time licensing fee at the fixed price stated in the contract to receive such products. The VIE and VIE’s subsidiaries also license copyrights of the special limited content in mobile video packages directly to end mobile users under a B2C model through cooperating with a leading telecommunications provider in China. The end mobile users redeem their reward points at the telecommunications provider for the video packages and the telecommunications provider compensates the VIE and VIE’s subsidiaries at the fixed price for each video packages stated in the contract. Licensing revenue is recognized at the point in time when control of the select content copyrights is transferred to customer, usually at the time when their customers received the select content. WFOE and its subsidiaries, VIE and VIE’s subsidiaries typically satisfy its performance obligations in contracts with customers upon control of the select content copyrights is transferred to customer, usually at the time when their customers received the select content, and the revenue is recognized at a point in time when customer is able to direct use of and obtain substantially all of the benefits from the learning platforms at the time the services are delivered.

(iii) Other services revenue

Other services mainly include mobile media services, including mobile media advertising services etc. WFOE and its subsidiaries, VIE and VIE’s subsidiaries provide advertising services to customers on its mobile application in the form of pop-up ads and banners, and generates revenue from advertisements based on the posting period or based on the number of times viewers click on these advertisements etc. The promised services in each service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The VIE and VIE’s subsidiaries determine pricing for each contract separately. These services are recognized over time based on a straight-line basis over the period of services rendered as customers simultaneously receive and consume the benefits of these services throughout the service period. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial. For some contracts, the mobile media advertising revenue is generated based on the number of times viewers click on these advertisements or download the sponsor’s application to their phones or the number of days such advertisements are placed in the learning platform. Under much pricing model, the revenues are recognized at the point of time as the publishers deliver advertising services at the point in time.

Net revenues presented on the unaudited condensed consolidated statements of operations and comprehensive (loss) income are net of sales discount and sales tax.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (continued)

Revenue from IT related solution services

WFOE and its subsidiaries, VIE and VIE’s subsidiaries derived revenue from IT related solution services through providing (i) design and development of customized IT system service; (ii) procurement and assembling of equipment needed to operate the customer’s systems; and (iii) technological support and maintenance service. The Company recognizes revenues on a gross basis as the Company is determined to be the primary obligor in fulfilling the contracts of IT related solution services initiated by the customer.

WFOE and its subsidiaries, VIE and VIE’s subsidiaries contract with higher education institutions and other institutional customers to provide design and development of customized IT system service, normally within a year. The terms of pricing and payment stipulated in the contract are fixed. One performance obligation is identified in the contracts with customers as the design and development of customized IT system service are a series of service that are inputs used to create the customized IT system, which are not distinct in the context of the contract. Revenue is recognized at the point when the system or platform are completed and accepted by the customers. Upon delivery of services, project completion inspection and customer acceptance notice are required as proof of the completion of performance obligations, which is a confirmation of customer to its ability to direct the use of and obtain substantially all of the benefits from, the design and development service. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

WFOE and its subsidiaries, VIE and VIE’s subsidiaries generate revenue from procurement and assembling of equipment needed to operate the customer’s systems. The terms of pricing and payment stipulated in the contract are fixed. One performance obligation is identified in the contracts with customers as the equipment and related assembling services are both inputs used to create the customized equipment, which are not distinct in the context of the contract. Revenue is recognized at the point when the customized equipment are completed and accepted by the customers, normally within a year. Project completion inspection and customer acceptance notice are required as proof of the completion of performance obligations, which is a conformation of customer to its ability to direct the use of and obtain substantially all of the benefits from the systems. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

From time to time, WFOE and its subsidiaries enter into arrangement to provide technological support and maintenance service of online platforms to its customers at a price stated in contract. WFOE and its subsidiaries’ efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period, usually one year or less. The contracts have a single performance obligation and are primarily on a fixed-price basis. No significant returns, refund and other similar obligations during each reporting period.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (continued)

The following table summarizes disaggregated revenue from contracts with customers by service type:

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB
Revenue from educational content service and other services
– Subscription revenue	9,692,272	7,637,272
– Licensing revenue	16,999,134	-
– Other services revenue	1,858,491	2,955,937
Subtotal	28,549,897	10,593,209
Revenue from IT related solution services	252,056,483	198,709,821
Total	280,606,379	209,303,030

The core principle underlying the revenue recognition ASU is that the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries expect to be entitled to in such exchange. This will require the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when services are provided to a customer.

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue recognition:

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB
Services transferred at a point in time
– Revenue from educational content service	16,999,134
– Revenue from IT related solution services	252,043,264	197,425,210
Services transferred over time
– Revenue from educational content service	11,550,763	10,593,209
– Revenue from IT related solution services	13,219	1,284,611
Total	280,606,379	209,303,030

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (continued)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfil a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfil a contract that should be recognized as assets. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets.

The revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the right to consideration in exchange for services that the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have transferred to a customer is only conditioned on the passage of time. Therefore, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries do not have any contract assets. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries also do not have significant capitalized commissions or other costs as of December 31, 2023 and June 30, 2024.

Contract liabilities represent cash payment received from customers in advance of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were RMB 162,366,256 and RMB 73,623,339 for the six months ended June 30, 2023 and 2024, respectively.

The details of contract liabilities are as follows:

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB
Advance from educational content service and other services
– Subscription service	14,637,266	10,236,741
– Licensing service

Advance from IT related solution services	113,024,488	2,871,897
Total	127,661,754	13,108,638

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and uncertainties

Credit risks

Financial instruments that potentially subject the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to significant concentration of credit risk primarily cash and accounts receivables. The carrying amounts of cash represent the maximum exposure to credit risk. As of June 30, 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have RMB 13,115,287 in cash, which is mainly held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries may not be able to claim its cash and demand deposits back in full. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries continue to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and denominated in RMB, derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries perform on its customers and its ongoing monitoring process of outstanding balances. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries maintain an allowance for doubtful accounts and actual losses have generally been within management’s expectations. Refer to major customers and supplying channels below for detail.

Currency convertibility risk

Substantially all of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Major customers and supplying channels

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ suppliers primarily consist of software suppliers, IT equipment providers and advertising companies.

For the six months ended June 30, 2023, three suppliers accounted for 29%, 14% and 13% of the Company’s total purchases, respectively. For the six months ended June 30, 2024, Three suppliers accounted for 42%, 35% and 18% of the Company’s total purchases, respectively.

As of December 31, 2023, three suppliers accounted for 42%, 28% and 15% of the Company’s total accounts payable balance. As of June 30, 2024, three suppliers accounted for 48%, 38% and 8% of the Company’s total accounts payable balance.

As of December 31, 2023, two suppliers accounted for 75% and 24% of the Company’s short-term prepayments. As of June 30, 2024, two suppliers accounted for 30% and 14% of the Company’s short-term prepayments.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and uncertainties (continued)

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ customers primarily include higher education institutions, contractors of educational content and IT related solutions, telecommunications providers, providers of mobile Internet audio and video services, platform services providers and libraries.

For the six months ended June 30, 2023, three customers accounted for 30%, 25% and 12% of the Company’s total revenue, respectively. For the six months ended June 30, 2024, two customers accounted for 51%and 28% of the Company’s total revenue, respectively.

As of December 31, 2023, one customer accounted for 65% of the Company’s gross accounts receivable balance. As of June 30, 2024, one customer accounted for 76% of the Company’s gross accounts receivable balance.

As of December 31, 2023, five customers accounted for 32%, 13%, 12%, 12% and 11% of the Company’s contract liabilities, respectively. As of June 30, 2024, two customer accounted for 22% and 12% of the Company’s contract liabilities, respectively.

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. ASU 2023-07 is to be adopted retrospectively to all prior periods presented. The Company is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of income and cash flows.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	December 31, 2023	June 30, 2024
	RMB	RMB
Accounts receivable	42,522,740	115,376,081
Allowance for credit losses	(37,610,720)	(39,135,887)
Accounts receivable, net	4,912,020	76,240,194

The following table presents movement of the allowance for credit losses:

	December 31, 2023	June 30, 2024
	RMB	RMB
Balance at the beginning of the year/period	36,707,499	37,610,720
Provisions	1,042,983	1,747,755
Write-offs	(139,762)	(222,588)
Balance at the end of the year/period	37,610,720	39,135,887

NOTE 4 — SHORT-TERM INVESTMENTS

As of December 31, 2023 and June 30, 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had short-term investments, which mainly consists of wealth management products purchased from commercial banks, in the amount of RMB 4,223,849 and RMB 7,648,722, respectively. These wealth management products bear a highest expected rate of return ranging from 2.60% – 4.35%, either can be redeemed at any time or bear an initial maturity of more than three months but less than one-year. For the six months ended June 30, 2023 and 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recorded investment income of RMB 60,649 and RMB 13,739 in the unaudited condensed consolidated statements of operations and comprehensive (loss) income, respectively.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

The prepaid expenses and other current assets consist of the following:

	December 31, 2023	June 30, 2024
	RMB	RMB
Tax recoverable	8,909,126	8,761,030
Deposits	1,675,632	1,619,476
Loan receivable due from a third party	4,000,000	—
Prepaid expense	228,477	59,238
Other receivables	101,249	80,345
	14,914,484	10,520,089

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization, consisted of the following

	December 31, 2023	June 30, 2024
	RMB	RMB
Software and technology	1,509,432	1,509,432
Less: accumulated amortization	(251,572)	(402,516)
	1,257,860	1,106,916

Amortization expense was RMB 100,629 and RMB 150,944 for the six months ended June 30, 2023 and 2024, respectively. Estimated amortization expense relating to the educational contents for each of the next five years is as follows:

RMB
Six months ending December 31, 2024	150,943
Six months ending December 31, 2025	301,886
Six months ending December 31, 2026	301,886
Six months ending December 31, 2027	301,886
Six months ending December 31, 2028 and thereafter	50,315
Total expected amortization expense	1,106,916

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 7 — PREPAYMENTS

	December 31, 2023	June 30, 2024
	RMB	RMB
Short-term prepayments
Advance to suppliers for services and inventories(1)	77,950,037	1,965,969
Long-term prepayments
Prepayment for educational content(2)	8,815,919	18,059,668

(1)	Short-term prepayments represent advance to suppliers for purchasing services or inventories.

(2)	As of December 31, 2023, the Company reviewed the long-term prepayments for educational content. The Company expected that these educational contents would be outdated when they are delivered. The cash flows generated from subscription for these educational contents may not cover the purchase price. Accordingly, the Company charged impairment of RMB 155,307,333 against long-term prepayments.

NOTE 8 — LEASES

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries lease office space from third parties. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries does not have any finance lease during the six months ended June 30, 2023 and 2024. Operating leases result in the recognition of right of use assets and lease liabilities on the balance sheet. right of use assets represent the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ right to use the leased asset for the lease term and lease liabilities represent the obligation to make lease payments.

As of June 30, 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had office space lease agreements with four unrelated third parties under non-cancelable operating leases, with terms ranging between 24 months and 36 months. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries determine whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries use the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries discount lease payments based on an estimate of the incremental borrowing rate.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 8 — LEASES (cont.)

For operating leases that include rent holidays and rent escalation clauses, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognize lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries record the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of income and comprehensive income. The corporate office lease also requires the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to pay property management expenses which are included in the general and administrative expenses on the unaudited condensed consolidated statements of income and comprehensive income.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries record operating lease expense in its consolidated statements of income and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	December 31, 2023	June 30, 2024
	RMB	RMB
Right of use assets	7,604,933	5,903,758

Operating lease liabilities, current	3,482,876	3,027,011
Operating lease liabilities, noncurrent	4,035,598	2,790,522
Total operating lease liabilities	7,518,474	5,817,533

For the six months ended June 30, 2023 and 2024, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries incurred operating lease expense of RMB0 and RMB 1,779,871, respectively. The operating lease expenses were charged to general and administrative expenses.

Cash flow information related to leases consists of the following:

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB
Operating cash payments for operating leases	1,801,311	1,792,253
Right-of-use assets obtained in exchange for operating lease liabilities	9,349,932	5,817,299

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 8 — LEASES (cont.)

Other information about the Company’s leases is as follows:

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB
Weighted average remaining lease term (years)	0.98	0.46
Weighted average discount rate	4.75%	3.45%

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2024:

RMB
Six months ending December 31, 2024	1,737,113
Six months ending December 31, 2025	2,862,103
Six months ending December 31, 2026	1,403,794
Total lease payments	6,003,010
Less: Imputed interest	(185,476)
Present value of lease liabilities	5,817,533

NOTE 9 — INCOME TAXES

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended June 30, 2023 and 2024, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets arising from net operating losses for the VIEs and the VIEs’ subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets arising from net operating losses as of December 31, 2023 and June 30, 2024.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

For the six months ended June 30, 2023 and 2024, the Company had income tax benefits (expenses) as the following table:

	June 30, 2023	June 30, 2024
	RMB	RMB
Current income tax expenses	-	(4,475)
Deferred income tax (expenses) benefits	(2,238,882)	2,357,951
	(2,238,882)	2,353,476

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 9 — INCOME TAXES (cont.)

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2023 and June 30, 2024 are as follows:

	December 31, 2023	June 30, 2024
	RMB	RMB
Deferred tax assets:
Bad debt provision	97,681,819	98,069,725
Operating lease liabilities	1,879,619	1,454,383
Net operating losses carried forward	56,353,847	50,034,129
Valuation allowance	(144,689,121)	(136,040,082)
Deferred tax assets, net	11,226,164	13,518,156
Deferred tax liabilities:
Right-of-use assets	2,274,256	2,336,341

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of June 30, 2024 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 10 — RELATED PARTY BALANCES AND TRANSACTION

Name	Relationship	December 31, 2023	June 30, 2024
		RMB	RMB
Due from related parties
Peixuan Wang (a)	Chairwomen of the Company	1,010,584	1,034,662
Beijing Dongxu Tongda Information Technology Co., Ltd.	Controlled by Jiniao Li	882,075	—
Others		279,905	80,903
Total amount due from related parties		2,172,565	1,115,565
Due to related parties
Rongde Holdings Co., Ltd. (“Rongde”) (c)	Shareholder of the Company	21,867,376	—
Xinyu Tongkezhiyong Enterprise Management Center (Xinyu Tongkezhiyong) (b)	Controlled by Qizhang Li	24,700,000	—
Beijing Sentu Cloud Creative Education Technology Co., Ltd.	Controlled by Huidong Niu	700,000	450,000
Others		238,248	30,902
Total amount due to related parties		47,505,624	480,902

(a)	As of December 31, 2023 and June 30, 2024, the balance due from Ms. Peixuan Wang represented the excess payment of professional fees to Ms. Peixuan Wang over the actual payments made by the related party on behalf of the Company.

(b)	As of December 31, 2023, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had balance due to Xinyu Tongkezhiyong Enterprise Management Center in the amount of RMB 24,700,000, representing the outstanding payables to Xinyu Tongkezhiyong for the purchase of 51% equity interest of Xingzhiqiao on September 30, 2017 and 49% equity interest of Xingzhiqiao on August 31, 2018. During the six months ended June 30, 2024, the related party waived the liabilities owed by the Company. The Company recorded the waive of liabilities as a credit to the additional paid-in capital.

(c)

As of December 31, 2023, the balance due to Rongde represented borrowings from the related party. The borrowings are interest free. The proceeds from borrowings are for the working capital needs in operations. During the six months ended June 30, 2024, the related party waived the liabilities owed by the Company. The Company recorded the waive of liabilities as a credit to the additional paid-in capital.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 11 — COMMITMENTS AND CONTINGENCIES

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries may be involved in certain legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

NOTE 12 — SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ CODM are Ms. Wang, the Chairwoman of the Board of Directors and Mr. Hu, CEO.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of service and technology. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ operating segments are based on such organizational structure and information reviewed by the CODM to evaluate the operating segment results. Based on management’s assessment, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries has determined that it has two operating segments: (i) educational content services and other services. (ii) IT related solution services.

The following table presents revenue by segments for the six months ended June 30, 2023 and 2024, respectively:

	For the Six Months Ended June 30, 2023
	IT related solution services	Educational content service and other services	Total
	RMB	RMB	RMB
Revenue	252,056,482	28,549,897	280,606,379
Cost of revenue and related tax	(222,277,168)	(34,383,416)	(256,660,584)
Gross profit (loss)	29,779,314	(5,833,519)	23,945,795
Depreciation and amortization		28,050,943	28,050,943
Net loss	(84,056,216)	(9,520,867)	(93,577,083)

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

NOTE 12 — SEGMENT INFORMATION (cont.)

	For the Six Months Ended June 30, 2024
	IT related solution services	Educational content service and other services	Total
	RMB	RMB	RMB
Revenue	198,709,821	10,593,209	209,303,030
Cost of revenue and related tax	(163,614,028)	(4,031,994)	(167,646,023)
Gross profit	35,095,793	6,561,214	41,657,007
Depreciation and amortization	150,943		150,943
Net income	26,225,631	1,398,087	27,623,718

	December 31, 2023	June 30, 2024
	RMB	RMB
Identifiable long-lived assets, net:
IT related solution services	1,257,860	1,106,916
Educational content service and other services	—	—
Total	1,257,860	1,106,916

Substantially the majority of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ long-lived assets are substantially all located in and derived from China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

NOTE 13 — SUBSEQUENT EVENT

In August 2024, the Company issued 168,110,000 ordinary shares to its shareholders, officers and directors pursuant to 2024 Share Incentive Plan.